December 21, 2003

Mr. Ronald J. Sidman
Chairman of the Board, Chief Executive Officer, and President
The First Years Inc.
One Kiddie Drive
Avon, MA  02322-1171

Letter Agreement

Dear Mr. Sidman:

The following letter agreement is presented to you with the understanding that the only obligation is for both parties to carry out discussions in good faith. We believe it is important for the management of The First Years, Inc. to participate in this proposal and it is a condition of our proposal that management support the transaction.

1)	Consideration.  Based on the available public
information and our discussions with management, the consideration per share payable for each share of common stock of The First Years, Inc. acquired in the acquisition would be $15 per share payable in cash at the closing (the "Consideration").
Whether the Consideration can be higher than this will depend on the outcome of our due diligence review of non-public information on the Company.
The transaction would be structured as a tender offer with a back-end merger.

2)	Due Diligence Investigation.  From the date this
letter is executed through a date forty-five days thereafter (the "Due Diligence Period") your management team will work with representatives of Santa Monica Partners, L.P. and its in conducting our due diligence investigation. During the Due
Diligence Period, the Company will permit Santa
Monica Partners, L.P. and its representatives to have access during business hours to the Company's premises, books and records, and key management employees. The purpose of the Due Diligence
Period is to build an accurate financial model with management to ascertain whether there is any room to increase the Consideration and to confirm that the business prospects are consistent with the publicly available information.

3)	Exclusivity Period.  During the Due Diligence
Period, Santa Monica Partners, L.P. and its associates will be committing considerable time and expense to completing the work necessary to sign a definitive agreement. As an incentive to Santa Monica Partners, L.P to spend the time and resources on this investment opportunity, the Company hereby agrees that during the Due
Diligence period it shall refrain from soliciting any offers from third parties for the acquisition of all or any part of the assets, securities or business of the Company. Notwithstanding the foregoing, in the event that the Company receives an unsolicited inquiry from a third party regarding the purchase of the Company, the Company may respond to such inquiry consistent with its fiduciary duty, provided that the Company inform
Santa Monica Partners, L.P. of the receipt and nature (including all substantive terms of any such proposal) of such unsolicited inquiry.

4)	Confidentiality.  Santa Monica Partners, L.P. will
agree to enter into a Confidentiality Agreement that will prohibit disclosure of information provided by the Company as part of the due diligence Investigation. Santa Monica Partners,
L.P. will agree to a Standstill Agreement that will prohibit Santa Monica Partners, L.P. from acquiring additional The First Years, Inc. common stock during the Due Diligence Period. Santa
Monica Partners, L.P. will not be restricted under these agreements from making an offer to acquire
The First Years, Inc. or a lock-up agreement beyond the Due Diligence Period. Notwithstanding this paragraph 5, the parties may disclose information as may be required by law.

5)	Termination.  In the event that a definitive
acquisition agreement has not been entered into by the end of the Due Diligence Period, either party may terminate this letter agreement without liability to the other party.

If the foregoing terms and conditions are acceptable, please sign where indicated below. We very much look forward to working with you and your team on this transaction and are confident that not only can we create significant short term shareholder value, but also create the right environment within which the Company can flourish in the future.


Yours sincerely,




Lawrence J. Goldstein
Santa Monica Partners, L.P.




Agreed:




__________________________________________________
Ronald J. Sidman
Chairman of the Board, Chief Executive Officer, and
President
The First Years, Inc.



Letter Agreement
December 21, 2003
Page 2 of 3




SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE, LARCHMONT, NY 10538

(914) 833-0875 ~ FAX: (914) 833-1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN


EMAIL: ljgoldstein@bloomberg.net